INTERACTIVE BROKERS LLC
(SEC I.D. No. 8-47257)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

SEC FILE NUMBER

8-47257

FILING FOR THE PERIOD BEGINNING _____01/01/24_____ AND ENDING _____12/31/24_____
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: INTERACTIVE BROKERS LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 PICKWICK PLAZA
                              (No. and Street)

GREENWICH	CT	06830
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

DENIS MENDONCA	203-618-5881	dmendonca@ibkr.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DELOITTE & TOUCHE LLP
                    (Name – if individual, state last, first, and middle name)

30 ROCKEFELLER PLAZA	NEW YORK	NY	10112-0015
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Paul J. Brody, affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of Interactive Brokers LLC (the "Company") as of and for the year ended December 31, 2024, is true and correct. I further affirm that neither the Company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: Secretary

_____ 2/27/2025
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to statement of financial condition.
- ☐ (c) Statement of income.
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in members' capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Interactive Brokers LLC
Table of Contents



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel.: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and the Members of Interactive Brokers LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Interactive Brokers LLC (the "Company") as of December 31, 2024 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2025

We have served as the Company's auditor since 1994.

Interactive Brokers LLC
Statement of Financial Condition
As of December 31, 2024

(Dollars in millions)

Assets

Cash and cash equivalents	$	1,966
Cash - segregated for regulatory purposes		2,611
Securities - segregated for regulatory purposes		27,473
Securities borrowed		5,084
Securities purchased under agreements to resell		6,575
Financial instruments owned, at fair value		1,304
Receivables		
Customers (net of allowance for credit losses accounts of $19)		64,394
Brokers, dealers and clearing organizations		1,458
Affiliates		383
Interest		354
Total receivables		66,589
Other assets		323
Total assets	$	111,925

Liabilities and members' equity

Liabilities		
Short-term borrowings	$	14
Payables to customers		84,735
Securities loaned		15,634
Financial instruments sold, but not yet purchased, at fair value		163
Other payables		
Brokers, dealers and clearing organizations		196
Accounts payable, accrued expenses and other liabilities		297
Affiliates		119
Interest		242
Total other payables		854
Total liabilities		101,400
Members' capital		10,525
Total liabilities and members' capital	$	111,925

See accompanying notes to the statement of financial condition.

1. Organization and Nature of Business

Interactive Brokers LLC (the "Company"), a Connecticut limited liability company, is a broker-dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act") with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and various securities and commodities exchanges. The Company is also a member of the National Futures Association ("NFA") and is registered with Commodity Futures Trading Commission ("CFTC") as a Futures Commission Merchant and a Foreign Exchange Dealer.

The Company executes and clears securities and commodities transactions for customers. Certain transactions are cleared through other clearing brokers. Accordingly, the Company carries securities accounts for customers and is subject to the requirements of Rule 15c3-3 under the Exchange Act (the "Customer Protection Rule") pertaining to the possession or control of customer-owned assets and reserve requirements. The Company carries customer commodities accounts and is subject to the segregation requirements of the Commodity Exchange Act. The Company is also subject to the requirements of Rule 15c3-1 under the Exchange Act (the "Uniform Net Capital Rule") and the CFTC's minimum financial requirements (Regulations 1.17 and 5.7).

The Company is 99.9% owned by IBG LLC (the "Parent"), a Connecticut limited liability company. The Company has several affiliates which are also majority owned by the Parent. The Parent and its subsidiaries, including the Company, are consolidated by Interactive Brokers Group, Inc. ("IBG, Inc."), a publicly traded U.S. corporation.

2. Significant Accounting Policies

Basis of Presentation

This statement of financial condition is presented in U.S. dollars and has been prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP").

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the statement of financial condition and accompanying notes. These estimates and assumptions are based on judgment and the best available information at the time. Therefore, actual results could differ materially from those estimates. Such estimates include the allowance for credit losses, compensation accruals, and contingency reserves.

Fair Value

Substantially all of the Company's assets and liabilities, including financial instruments are carried at fair value based on observable market prices and are marked to market, or are assets and liabilities which are short-term in nature and are carried at amounts that approximate fair value.

The Company applies the fair value hierarchy in accordance with FASB ASC Topic 820, "Fair Value Measurement" ("ASC Topic 820"), to prioritize the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are:

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2   Quoted prices for similar assets in an active market, quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3   Prices or valuations that require inputs that are both significant to fair value measurement and unobservable.

Financial instruments owned, at fair value, and financial instruments sold, but not yet purchased, at fair value are generally classified as Level 1 of the fair value hierarchy. The Company's Level 1 financial instruments, which are valued using quoted market prices as published by exchanges and clearing houses or otherwise broadly distributed in active markets, include active listed stocks, options and U.S. government securities which are included in "securities – segregated for regulatory purposes" and in "financial instruments owned, at fair value" in the statement of financial condition.

Currency forward contracts are valued using broadly distributed bank and broker prices, and are classified as Level 2 of the fair value hierarchy since inputs to their valuation can generally be corroborated by market data. Precious metals are valued using an internal model, which incorporates the exchange-traded futures price of the underlying instruments, benchmark interest rates and estimated storage costs, and are classified as Level 2 of the fair value hierarchy since the significant inputs to their valuation are observable. Other securities that are not traded in active markets are also classified as Level 2 of the fair value hierarchy. Level 3 financial instruments are comprised of securities that have been delisted or otherwise are no longer tradable in active markets and have been valued by the Company based on internal estimates.

Current Expected Credit Losses

The Company follows FASB ASC Topic 326 – "Financial Instruments – Credit Losses" ("ASC Topic 326") which applies to financial assets measured at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets. Expected credit losses on off-balance sheet credit exposures must be estimated over the contractual period the Company is exposed to credit risk as a result of a present obligation to extend credit.

The impact to the current period is not material since the Company's in-scope assets are primarily subject to collateral maintenance provisions for which the Company elected to apply the practical expedient of reporting the difference between the fair value of the collateral and the amortized cost for the in-scope assets as the allowance for current expected credit losses.

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes or to meet margin requirements at clearing houses and clearing banks.

Cash and Securities - Segregated for Regulatory Purposes

As a result of customer activities, the Company is obligated by rules mandated by its primary regulators, the SEC and CFTC, to segregate or set aside cash or qualified securities to satisfy such regulations, which have been promulgated to protect customer assets. Restricted cash represents cash and cash equivalents that are subject to withdrawal or usage restrictions. Cash segregated for regulatory purposes meets the definition of restricted cash.

At December 31, 2024, securities segregated for regulatory purposes consisted of U.S. government securities of $6.1 billion, municipal securities of $33 million and securities purchased under agreements to resell of $21.4 billion, which amounts approximate fair value.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of the cash collateral advanced or received. Securities borrowed transactions require the Company to provide counterparties with collateral, which may be in the form of cash, letters of credit or other securities. With respect to securities loaned, the Company receives collateral, which may be in the form of cash or other securities in an amount generally in excess of the fair value of the securities loaned. The Company monitors the market value of securities borrowed and loaned daily, with additional collateral obtained or refunded as permitted contractually. The Company's policy is to net, in the statement of financial condition, securities borrowed and securities loaned contracts entered into with the same counterparty that meet the offsetting requirements prescribed in FASB ASC Topic 210-20, "Balance Sheet – Offsetting" ("ASC Topic 210-20").

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase, which are reported as collateralized financing transactions, are recorded at contract value, which approximates fair value. To ensure that the fair value of the underlying collateral remains sufficient, the collateral is valued daily with additional collateral obtained or excess collateral returned, as permitted under contractual provisions. The Company's policy is to net, in the statement of financial condition, securities purchased under agreements to resell transactions and securities sold under agreements to repurchase transactions entered into with the same counterparty that meet the offsetting requirements prescribed in ASC Topic 210-20.

Financial Instruments Owned and Financial Instruments Sold, But Not Yet Purchased, at Fair Value

Financial instrument transactions are accounted for on a trade date basis. Financial instruments owned and financial instruments sold, but not yet purchased are stated at fair value based upon quoted market prices, or if not available, are valued by the Company based on internal estimates (see *Fair Value* above). The Company's financial instruments pledged to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the financial instruments are reported as financial instruments owned and pledged as collateral in the statement of financial condition.

The Company also enters into currency forward contracts. These transactions, which are also accounted for on a trade date basis, are agreements to exchange a fixed amount of one currency for a specified amount of a second currency at completion of the currency forward contract term. Unrealized mark to market gains and losses on currency forward contracts are included in financial instruments owned, at fair value or financial instruments sold, but not yet purchased, at fair value in the statement of financial condition.

Currency Spot and Forward Contracts

The Company enters into currency swap contracts for customer funds denominated in foreign currencies to obtain U.S. dollars, with a locked-in rate of return, for the purpose of making bank deposits denominated in U.S. dollars to satisfy regulatory segregation requirements and on behalf of its affiliates. A currency swap contract is an agreement to exchange a fixed amount of one currency for a specified amount of a second currency at the outset and exchange back a specified amount at completion of the swap term (i.e., the forward contract). Interest rate differences, between currencies, are captured in the contractual swap rates. The Company also executes currency spot contracts on behalf of its customers and affiliates. These currency spot and forward transactions are recorded on a trade date basis at fair value based on distributed bank and broker prices. Included in receivables from and payables to brokers, dealers and clearing organizations are $6 million and $16 million, respectively, which represent unsettled amounts of currency spot and forward contracts at December 31, 2024.

Customer Receivables and Payables

Receivables from and payables to customers include amounts due on cash and margin transactions, including futures contracts transacted on behalf of customers. Securities owned by customers, including those that collateralize margin loans or other similar transactions, are not reported in the statement of financial condition (see *Current Expected Credit Losses* above).

Receivables from institutional non-cleared customers and payables for execution and clearing fees are included in other assets and accounts payable, accrued expenses and other liabilities, respectively, in the statement of financial condition.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations include net receivables and payables from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities not delivered by the Company to the purchaser by the settlement date ("fails to deliver") and cash deposits. Payables to brokers, dealers and clearing organizations also include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive").

Interest

Interest is accrued on customer margin and cash balances, cash and cash equivalents, cash and securities segregated for regulatory purposes, securities borrowed and securities loaned contract amounts, securities purchased under agreements to resell, securities sold under agreements to repurchase, interest bearing assets and liabilities included in financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value. Interest is included in interest receivable and interest payable in the statement of financial condition.

Property, Equipment and Intangible Assets

Property, equipment and intangible assets, which are included in other assets in the statement of financial condition, consist of leasehold improvements, computer equipment, computer software, office furniture and equipment, and intangible assets acquired.

Property and equipment are recorded at historical cost, less accumulated depreciation and amortization. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the estimated useful lives of the assets, while leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease. Computer equipment is depreciated over three to five years and office furniture and equipment are depreciated over five to six years. Intangible assets with a finite life are amortized on a straight-line basis over their estimated useful lives of five years and tested for recoverability whenever events indicate that the carrying amounts may not be recoverable. Fully depreciated (or amortized) assets are retired periodically throughout the year.

Leases

The Company reviews all relevant contracts to determine if the contract contains a lease at its inception date. A contract contains a lease if the contract conveys to the company the right to control the use of an underlying asset for a period of time in exchange for consideration. If the Company determines that a contract contains a lease, it recognizes, in the statement of financial condition, a lease liability and a corresponding right-of-use asset on the commencement date of the lease. The lease liability is initially measured at the present value of the future lease payments over the lease term using the rate implicit in the lease or, if not readily determinable, the Company's secured incremental borrowing rate. An operating lease right-of-use asset is initially measured at the value of the lease liability minus any lease incentives and initial direct costs incurred plus any prepaid rent.

The Company's leases are classified as operating leases and consist of real estate leases for office space, data centers and other facilities. Each lease liability is measured using the Company's secured incremental borrowing rate, which is based on an internally developed yield curve using interest rates of third parties' corporate debt issued with a similar risk profile as the Company and a duration similar to the lease term. The Company's leases have remaining terms of one to seven years, some of which include options to extend the lease term, and some of which include options to terminate the lease upon notice. The Company considers these options when determining the lease term used to calculate the right-of-use asset and the lease liability when the Company is reasonably certain it will exercise such option.

The Company's operating leases contain both lease components and non-lease components. Non-lease components are distinct elements of a contract that are not related to securing the use of the underlying assets, such as common area maintenance and other management costs. The Company elected to measure the lease liability by combining the lease and non-lease components as a single lease component. As such, the Company includes the fixed payments and any payments that depend on a rate or index that relate to the lease and non-lease components in the measurement of the lease liability. Some of the non-lease components are variable and not based on an index or rate, and as a result, are not included in the measurement of the right-of-use asset or lease liability.

Crypto-assets safeguarding liability and corresponding safeguarding asset

On January 30, 2025, the SEC issued Staff Accounting Bulletin No. 122 ("SAB 122") rescinding the interpretative guidance in the Staff Accounting Bulletin No. 121 ("SAB 121") which required an entity to recognize a safeguarding liability, with a corresponding asset, when an entity has a safeguarding obligation to its customers. SAB 121 required the safeguarding liability to be recorded at the fair value of the crypto-assets being safeguarded with consideration of potential loss events that could result in the corresponding asset being different from the safeguarding liability. SAB 121 also required entities to provide additional disclosures about the nature and amount of crypto assets being safeguarded, as well as any vulnerabilities related to concentrations in crypto-asset safeguarding.

SAB 122, also states that an entity that has an obligation to safeguard crypto-assets for others should determine whether to recognize a liability related to the risk of loss under such an obligation, and if so, the measurement of such a liability, by applying the recognition and measurement requirements in accordance with FASB ASC Subtopic 450-20, "Loss Contingencies." As of December 31, 2024, no loss events have been identified. The Company early adopted SAB 122.

Stock-Based Compensation

The Company follows FASB ASC Topic 718, "Compensation - Stock Compensation" ("ASC Topic 718"), to account for its employees' participation in IBG, Inc.'s stock-based compensation plans. ASC Topic 718 requires all share-based payments to employees to be recognized in the statement of financial condition using a fair value-based method. Grants, which are denominated in U.S. dollars, are communicated to employees in the year of the grant, thereby establishing the fair value of each grant.

Awards granted under stock-based compensation plans are subject to the plans' post-employment provisions in the event an employee ceases employment with the Company. The plans provide that employees who discontinue employment with the Company without cause and continue to meet the terms of the plans' post-employment provisions will be eligible to earn 50% of previously granted but not yet earned awards, unless the employee is over the age of 59, in which case the employee would be eligible to receive 100% of previously granted but not yet earned awards.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC Topic 740, "Income Taxes" ("ASC Topic 740"). The deferred tax assets and liabilities, and reserves for unrecognized tax benefits are based on enacted tax laws and reflect management's best assessment of estimated future taxes to be paid. Determining income tax requires significant judgment and estimates.

The Company records tax liabilities in accordance with ASC Topic 740 and adjusts these liabilities when management's judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in payments that are different from the current estimates of these tax liabilities.

The Company operates in the U.S. as a limited liability company that is treated as a partnership for U.S. federal income tax purposes. Accordingly, the Company's income is not subject to U.S. federal income taxes. Taxes related to income earned by partnerships represent obligations of the individual partners.

Standards Adopted During 2024

Standard	Summary of guidance	Effect on statement of financial condition
Segment Reporting (Topic 280) Issued November 2023	• Requires public entities with a single reportable segment to provide all new and existing segment disclosures required by FASB ASC Topic 280, "Segment Reporting". • Requires public entities to disclose significant segment expenses that are regularly reported to the chief operating decision maker("CODM") and included within each measure of segment profit or loss, as well as the title and position of the CODM and an explanation on how the CODM uses segment profit and loss in assessing segment performance.	• Effective date: January 1, 2024 and for interim periods effective January 1, 2025. • The Company has determined that it has a single reportable segment and has included the required disclosures in the notes to the statement of financial condition - see Note 13 – Segment Reporting.
Rescinds SAB 121, Accounting for the Obligations to Safeguard Crypto-assets (SAB 122) Issued January 2025	• Rescinds SAB 121 which required companies that have obligations to safeguard crypto-assets held for their platform users to recognize a liability to reflect such obligation and a corresponding asset in the balance sheet, both measured at the fair value of the crypto-assets.	• Effective date: January 1, 2025, on a fully retrospective basis with early adoption permitted. • The Company early adopted SAB 122 as of December 31, 2024, which resulted in the derecognition of the crypto-assets safeguarding liability and the corresponding crypto-asset safeguarding asset from its statement of financial condition.

FASB Standards issued but not adopted as of December 31, 2024

Standard	Summary of guidance	Effect on statement of financial condition
Income Taxes (Topic 740) *Issued December 2023*	• Requires companies to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. • Requires companies to disclose the amount of income taxes paid disaggregated by federal, state, and foreign taxes and amount of income taxes paid disaggregated by individual jurisdictions in which income taxes paid is equal to or greater than five percent of total income taxes paid.	• Effective for annual periods beginning after December 15, 2024. • The Company is currently assessing the impact to its statement of financial condition.

Standard	Summary of guidance	Effect on statement of financial condition
Intangibles - Goodwill and Other - Crypto Assets (Subtopic 350-60) *Issued December 2023*	• Requires companies to subsequently measure crypto assets that meet certain criteria at fair value. • Requires companies to disclose the name, cost basis, fair value, and number of units for each significant crypto asset holding and the aggregate fair values and cost basis of the crypto asset holdings that are not individually significant. • Requires companies to disclose a roll forward, in the aggregate, of activity for crypto asset holdings, including additions dispositions, gains, and losses.	• Effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. • The changes are not expected to have a material impact on the Company's statement of financial condition.

3. Trading Activities and Related Risks

The Company's trading activities are comprised of providing securities brokerage services. Trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures. To accomplish this, management has established a risk management process that includes:

- a regular review of the risk management process by executive management as part of its oversight role;

- defined risk management policies and procedures supported by a rigorous analytic framework; and

- articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy, its capital structure, and current and anticipated market conditions.

Market Risk

The Company is exposed to various market risks. Exposures to market risks arise from foreign currency exchange rate fluctuations and changes in interest rates. The following discussion describes the types of market risk faced:

Currency Risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments. The Company manages this risk using spot (i.e., cash) currency transactions and currency forward contracts.

Interest Rate Risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Company is exposed to interest rate risk on cash and margin balances and fixed income securities. These risks are managed through investment policies and by entering into interest rate futures contracts, as needed.

Credit Risk

The Company is exposed to the risk of loss if a customer, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). Both cash instruments and derivatives expose the Company to default risk. The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

The Company's credit risk is limited as contracts entered into are settled directly at securities and commodities clearing houses or are settled through member firms and banks with substantial financial and operational resources. Over-the-counter transactions, such as securities lending, are marked to market daily and are conducted with counterparties that have undergone a thorough credit review. The Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

In the normal course of business, the Company executes, settles and finances various customer securities transactions. Execution of

these transactions includes the purchase and sale of securities which exposes the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers or counterparties. Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities fails to receive) are recorded at the amount for which the securities were purchased, and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities fails to receive, the Company may purchase the underlying security in the market and seek reimbursement for any losses from the counterparty.

For cash management purposes, the Company enters into short-term securities purchased under agreements to resell and securities sold under agreements to repurchase transactions ("repos") in addition to securities borrowing and lending arrangements, all of which may result in credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligations. Repos are collateralized by securities with a market value in excess of the obligation under the contract. Similarly, securities lending agreements are collateralized by deposits of cash or securities. The Company attempts to minimize credit risk associated with these activities by monitoring collateral values daily and requiring additional collateral to be deposited with or returned to the Company as permitted under contractual provisions.

Concentrations of Credit Risk

The Company's exposure to credit risk associated with its brokerage and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry or economic factors. To reduce the potential for risk concentration, credit limits are established and exposure is monitored in light of changing counterparty and market conditions. As of December 31, 2024, the Company did not have any material concentrations of credit risk outside the ordinary course of business.

Off-Balance Sheet Risks

The Company may be exposed to a risk of loss not reflected in the statement of financial condition to settle futures and certain over-the-counter contracts at contracted prices, which may require repurchase or sale of the underlying products in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's cost to liquidate such contracts may exceed the amounts reported in the Company's statement of financial condition.

4. Financial Assets and Financial Liabilities

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

The tables below present, by level within the fair value hierarchy (see Note 2), financial assets and liabilities, measured at fair value on a recurring basis as of the period indicated. As required by ASC Topic 820, financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the respective fair value measurement. There were no transfers in or out of level 3 for the year ended December 31, 2024.

	Financial Assets at Fair Value as of December 31 , 2024			
	Level 1	Level 2	Level 3	Total
	(in millions)			
Securities segregated for regulatory purposes				
U.S. government securities	$ 6,087	$ —	$ —	$ 6,087
Municipal securities	—	33	—	33
Total securities segregated for regulatory purposes	6,087	33	—	6,120
Financial instruments owned, at fair value				
Stocks	1,230	—	—	1,230
Options	50	—	—	50
U.S. government securities	1	—	—	1
Mutual Funds	2	—	—	2
Precious metals	—	21	—	21
Total financial instruments owned, at fair value	1,283	21	—	1,304
Other assets				
Customer-held fractional shares	194	—	—	194
Total other assets	194	—	—	194
Total financial assets at fair value	$ 7,564	$ 54	$ —	$ 7,618

	Financial Liabilities at Fair Value as of December 31, 2024			
	Level 1	Level 2	Level 3	Total
	(in millions)			
Financial instruments sold, but not yet purchased, at fair value				
Options	$ 78	$ —	$ —	$ 78
Precious metals	—	21	—	21
Currency forward contracts	—	64	—	64
Total financial instruments sold, but not yet purchased, at fair value	78	85	—	163
Accounts payable, accrued expenses and other liabilities				
Fractional shares repurchase obligation	194	—	—	194
Total accounts payable, accrued expenses and other liabilities	194	—	—	194
Total financial liabilities at fair value	$ 272	$ 85	$ —	$ 357

Financial Assets and Liabilities Not Measured at Fair Value

Financial assets and liabilities not measured at fair value are recorded at carrying value, which approximates fair value due to their short-term nature. The table below represents the carrying value, fair value and fair value hierarchy category of certain financial assets and liabilities that are not recorded at fair value in the Company's statement of financial condition as of the period indicated. The table below excludes all non-financial assets and liabilities.

	December 31, 2024				
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
	(in millions)				
Financial assets, not measured at fair value					
Cash and cash equivalents	$ 1,966	$ 1,966	$ 1,966	$ —	$ —
Cash - segregated for regulatory purposes	2,611	2,611	2,611	—	—
Securities - segregated for regulatory purposes	21,353	21,353	—	21,353	—
Securities borrowed	5,084	5,084	—	5,084	—
Securities purchased under agreements to resell	6,575	6,575	—	6,575	—
Receivables from customers	64,394	64,394	—	64,394	—
Receivables from brokers, dealers and clearing organizations	1,458	1,458	—	1,458	—
Receivables from affiliates	383	383	—	383	—
Interest receivable	354	354	—	354	—
Other assets	11	12	—	3	9
Total financial assets, not measured at fair value	$ 104,189	$ 104,190	$ 4,577	$ 99,604	$ 9
Financial liabilities, not measured at fair value					
Short-term borrowings	$ 14	$ 14	$ —	$ 14	$ —
Payables to customers	84,735	84,735	—	84,735	—
Securities loaned	15,634	15,634	—	15,634	—
Payables to brokers, dealers and clearing organizations	196	196	—	196	—
Payables to affiliates	119	119	—	119	—
Interest payable	242	242	—	242	—
Total financial liabilities, not measured at fair value	$ 100,940	$ 100,940	$ —	$ 100,940	$ —

Netting of Financial Assets and Financial Liabilities

The Company's policy is to net securities borrowed and securities loaned, and securities purchased under agreements to resell and securities sold under agreements to repurchase that meet the offsetting requirements prescribed in ASC Topic 210-20. In the tables below, the amounts of financial instruments that are not offset in the statement of financial condition, but could be netted against cash or financial instruments with specific counterparties under master netting agreements, according to the terms of the agreements, including clearing houses or over the counter currency forward contract counterparties, are presented to provide financial statement readers with the Company's net payable or receivable with counterparties for these financial instruments.

The table below presents the netting of financial assets and of financial liabilities as of the period indicated.

	December 31, 2024				
	Gross Amounts of Financial Assets and Liabilities Recognized	Amounts Offset in the Statement of Financial Condition [2]	Net Amounts Presented in the Statement of Financial Condition	Amounts Not Offset in the Statement of Financial Condition Cash or Financial Instruments	Net Amount
	(in millions)				
Offsetting of financial assets:					
Securities segregated for regulatory purposes - purchased under agreements to resell	$ 21,353 [1]	$ —	$ 21,353	$ (21,353)	$ —
Securities borrowed	5,084	—	5,084	(5,031)	53
Securities purchased under agreements to resell	6,575	—	6,575	(6,575)	—
Financial instruments owned, at fair value					
Options	50	—	50	(50)	—
Total	$ 33,062	$ —	$ 33,062	$ (33,009)	$ 53
Offsetting of financial liabilities:					
Securities loaned	$ 15,634	$ —	$ 15,634	$ (14,602)	$ 1,032
Financial instruments sold, but not yet purchased, at fair value					
Options	78	—	78	(50)	28
Currency forward contracts	64	—	64	—	64
Total	$ 15,776	$ —	$ 15,776	$ (14,652)	$ 1,124

_____

(1) As of December 31, 2024, the Company had $21.4 billion of securities purchased under agreements to resell that were segregated to satisfy regulatory requirements. These securities are included in "Securities - segregated for regulatory purposes" in the statement of financial condition.

(2) The Company did not have any balances eligible for netting in accordance with ASC Topic 210-20 at December 31, 2024.

Secured Financing Transactions – Maturities and Collateral Pledged

The table below presents gross obligations for securities loaned transactions by remaining contractual maturity and class of collateral pledged as of the period indicated.

	December 31, 2024				
	Remaining Contractual Maturity				
	Overnight and Open	Less than 30 days	30 - 90 days	Over 90 days	Total
	(in millions)				
Securities loaned					
Stocks	$ 15,601	$ —	$ —	$ —	$ 15,601
Corporate bonds	33	—	—	—	33
Total securities loaned	$ 15,634	$ —	$ —	$ —	$ 15,634

5. Collateralized Transactions

The Company enters into securities borrowing and lending transactions and agreements to repurchase and resell securities to obtain securities for settlement and to earn residual interest rate spreads. In addition, the Company's customers pledge their securities owned to collateralize margin loans. Under these transactions, the Company either receives or provides collateral, including equity, corporate debt and U.S. government securities. Under typical agreements, the Company is permitted to sell or repledge securities received as collateral and use these securities to secure securities purchased under agreements to resell, enter into securities lending transactions or deliver these securities to counterparties to cover short positions.

The Company also engages in securities financing transactions with and for customers through margin lending. Customer receivables generated from margin lending activity are collateralized by customer-owned securities held by the Company. Customers' required margin levels and established credit limits are monitored continuously by risk management staff using automated systems. Pursuant to the Company's policy and as enforced by such systems, customers are required to deposit additional collateral or reduce positions, when necessary to avoid automatic liquidation of their positions.

Margin loans are extended to customers on a demand basis and are not committed facilities. Factors considered in the acceptance or rejection of margin loans are the amount of the loan, the degree of leverage being employed in the customer account and an overall evaluation of the customer's portfolio to ensure proper diversification or, in the case of concentrated positions, appropriate liquidity of the underlying collateral. Additionally, transactions relating to concentrated or restricted positions are limited or prohibited by raising the level of required margin collateral (to 100% in the extreme case). The underlying collateral for margin loans is evaluated with respect to the liquidity of the collateral positions, valuation of securities, volatility analysis and an evaluation of industry concentrations. Adherence to the Company's collateral policies significantly limits the Company's credit exposure to margin loans in the event of a customer's default. Under margin lending agreements, the Company may request additional margin collateral from customers and may sell securities that have not been paid for or purchase securities sold but not delivered from customers, if necessary. At December 31, 2024, approximately $64.4 billion of customer margin loans were outstanding.

At December 31, 2024, there were no owned and pledged securities.

The table below presents a summary of the amounts related to collateralized transactions as of the period indicated.

	December 31, 2024			
	Permitted to Repledge		Sold or Repledged	
	(in millions)			
Securities lending transactions	$	94,361	$	8,109
Securities purchased under agreements to resell transactions [1]		27,988		26,678
Customer margin assets		81,748		18,819
	$	204,097	$	53,606

---

(1) As of December 31, 2024, $21.4 billion or 80% of securities purchased under agreements to resell were segregated to satisfy regulatory requirements and are included in "Securities - segregated for regulatory purposes" in the statement of financial condition.

6. Receivables and Payables from Contracts with Customers

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. As of December 31, 2024, receivables of $31 million are reported in other assets and receivables from affiliates in the statement of financial condition.

Contract assets arise when the revenue associated with the contract is recognized before the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract assets, if any, are reported in other assets in the statement of financial condition. As of December 31, 2024, there were no contract asset balances outstanding.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized either when a milestone is met triggering the contractual right to bill the customer or when the performance obligation is satisfied. Contract liabilities, if any, are reported in accounts payable, accrued expenses and other liabilities in the statement of financial condition. As of December 31, 2024, there were no contract liability balances outstanding.

7. Employee Incentive Plans

Defined Contribution Plan

The Company offers all employees who have met minimum service requirements the opportunity to participate in defined contribution retirement plans qualifying under the provisions of Section 401(k) of the Internal Revenue Code. The general purpose of this plan is to provide employees with an incentive to make regular savings in order to provide additional financial security during retirement. This plan provides for the Company to match 50% of the employees' pre-tax contribution, up to a maximum of 10% of eligible earnings. The employee is vested in the matching contribution incrementally over six years of service.

2007 Stock Incentive Plan

Under IBG, Inc.'s Stock Incentive Plan, up to 40 million shares of IBG, Inc.'s Class A common stock may be issued to satisfy vested restricted stock units granted to directors, officers, employees, contractors and consultants of the Company. The purpose of the Stock Incentive Plan is to promote the Company's long-term financial success by attracting, retaining and rewarding eligible participants.

The Stock Incentive Plan is administered by the Compensation Committee of IBG, Inc.'s Board of Directors. The Compensation Committee has discretionary authority to determine the eligibility to participate in the Stock Incentive Plan and establishes the terms and conditions of the awards, including the number of awards granted to each participant and all other terms and conditions applicable to such awards in individual grant agreements. Awards are expected to be made primarily through grants of IBG, Inc.'s restricted stock units. Stock Incentive Plan awards are subject to issuance over time. All previously granted but not yet earned awards may be canceled

by the Company upon the participant's termination of employment or violation of certain applicable covenants before issuance, unless determined otherwise by the Compensation Committee.

The Stock Incentive Plan provides that, upon a change in control, the Compensation Committee may, at its discretion, fully vest any granted but not yet earned awards under the Stock Incentive Plan, or provide that any such granted but not yet earned awards will be honored or assumed, or new rights substituted by the new employer on a substantially similar basis and on terms and conditions substantially comparable to those of the Stock Incentive Plan.

IBG, Inc. is expected to continue to grant awards on or about December 31 of each year to eligible participants, including employees of the Company, as part of an overall plan of equity compensation. In 2021, IBG, Inc.'s Compensation Committee approved a change to the vesting schedule for the Stock Incentive Plan. For awards granted on December 31, 2021 onwards, restricted stock units vest and become distributable to participants 20% on each vesting date, which is on or about May 9 of each year, assuming continued employment with the Company and compliance with non-competition and other applicable covenants. The vesting and distribution of grants prior to December 31, 2021 remain in accordance with the following schedule: (a) 10% on the first vesting date, which is on or about May 9 of each year; and (b) an additional 15% on each of the following six anniversaries of the first vesting.

Estimated future grants under the Stock Incentive Plan are accrued for ratably during each year (see Note 2). In accordance with the vesting schedule, outstanding awards vest and are distributed to participants yearly on or about May 9 of each year. At the end of each year, no vested awards remain undistributed.

The table below summarizes the Stock Incentive Plan activity for the period indicated.

	Stock Incentive Plan Units [1]	Intrinsic Value of SIP Shares which Vested and were Distributed ($ millions) [2]
Balance, December 31, 2023	1,192,903	
Granted	143,568	
Canceled	(13,038)	
Distributed	(351,014)	$ 42
Balance, December 31, 2024	972,419	

_____

(1) Stock Incentive Plan number of granted restricted stock units related to 2023 was adjusted by 206 restricted stock units during the year ended December 31, 2024.

(2) Intrinsic value of SIP units distributed represents the compensation value reported to the participants.

Awards previously granted but not yet earned under the Stock Incentive Plan are subject to the plan's post-employment provisions in the event a participant ceases employment with the Company. Through December 31, 2024, a total of 227,658 restricted stock units have been distributed under these post-employment provisions.

8. Leases

All of the Company's leases are classified as operating leases and primarily consist of real estate leases for corporate offices, data centers, and other facilities. As of December 31, 2024, the weighted-average remaining lease term on these leases is approximately four years and the weighted-average discount rate used to measure the lease liabilities is approximately 4.38%. For the year ended December 31, 2024, right-of-use assets obtained under new operating leases were less than one million. The Company's lease agreements do not contain any residual value guarantees, restrictions or covenants.

The table below presents balances reported in the statement of financial condition related to the Company's leases as of December 31, 2024.

	December 31, 2024
	(in millions)
Right-of-use assets[1]	$ 8
Lease liabilities[1]	$ 9

(1) Right-of-use assets are included in other assets and lease liabilities are included in accounts payable, accrued expenses and other liabilities in the Company's statement of financial condition.

The table below reconciles the undiscounted cash flows of the Company's leases as of December 31, 2024 to the present value of its operating lease payments.

	December 31, 2024
	(in millions)
2025	$ 3
2026	3
2027	1
2028	1
2029	1
Thereafter	1
Total undiscounted operating lease payments	10
Less: imputed interest	(1)
Present value of operating lease liabilities	$ 9

9. Property, Equipment and Intangible Assets

Property, equipment, and intangible assets, which are included in other assets in the statement of financial condition consist of leasehold improvements, computer equipment, computer software, office furniture and equipment, and intangible assets acquired. The table below presents balances related to property, equipment, and intangible assets as of December 31, 2024.

	December 31, 2024
	(in millions)
Leasehold improvements	$ 2
Computer equipment	9
Office furniture and equipment	2
Intangible assets acquired - brokerage customers	4
	17
Less - accumulated depreciation and amortization	(10)
Property, equipment, and intangible assets, net	$ 7

10. Commitments, Contingencies and Guarantees

Legal, Regulatory and Governmental Matters

The Company is subject to certain pending and threatened legal, regulatory and governmental actions and proceedings that arise out of the normal course of business. Given the inherent difficulty of predicting the outcome of such matters, particularly in proceedings where claimants seek substantial or indeterminate damages, or which are in their early stages, the Company is generally not able to quantify the actual loss or range of loss related to such legal proceedings, the manner in which they will be resolved, the timing of their final resolution or the ultimate settlement. Management believes that the resolution of these matters will not have a material effect, if any, on the Company's business or financial condition.

The Company accounts for potential losses related to litigation in accordance with FASB ASC Topic 450, "Contingencies." As of December 31, 2024, accruals for potential losses related to legal, regulatory, and governmental actions, and proceedings matters were not material.

Trading Technologies Matter

As previously disclosed, on February 3, 2010, Trading Technologies International, Inc. ("Trading Technologies") filed a complaint in the U.S. District Court for the Northern District of Illinois, Eastern Division (the "District Court"), against IBG LLC and the Company (the "Defendants"). The complaint, as amended, alleged that the Defendants infringed twelve U.S. patents held by Trading Technologies, and sought damages and injunctive relief.

After proceedings before the United States Patent and Trademark Office Patent Trial Appeal Board, and review by the United States Court of Appeals for the Federal Circuit, all but four patents were found to be invalid. In June 2021, the District Court found two of the remaining four patents to be invalid, and trial on the two remaining patents began on August 6, 2021. On September 7, 2021, the jury rendered its verdict, finding that the Defendants infringed the two patents and awarding $6.6 million in damages to Trading Technologies, while rejecting Trading Technologies' claims of willful infringement and request for damages of at least $962.4 million. On January 11, 2022, the District Court awarded Trading Technologies pre-judgment interest of $2.1 million and post-judgment interest, and on March 31, 2022, granted Trading Technologies' bill of costs of $490,232.

On March 24, 2022, Harris Brumfield, the successor-in-interest to the patents-in-suit, filed a notice of appeal with the Court of Appeals of the Federal Circuit. On April 7, 2022, the Defendants filed a notice of cross-appeal, which the Defendants subsequently dismissed. After briefing on the appeal, oral argument was held on January 8, 2024. On March 27, 2024, the Federal Circuit affirmed the District Court's judgment. On May 15, 2024, Harris Brumfield petitioned the Federal Circuit for a panel rehearing and rehearing en banc. On August 5, 2024, the Federal Circuit denied the petition and issued the mandate of the court on August 12, 2024. Harris Brumfield filed a petition for a writ of certiorari with the Supreme Court of the United States on January 2, 2025. The Defendants' brief in opposition to the petition is due March 20, 2025.

Class Action Matter

On December 18, 2015, a former individual customer filed a purported class action complaint against the Company, IBG, Inc., and Thomas Frank, Ph.D., IBG, Inc.'s Executive Vice President and former Chief Information Officer, in the U.S. District Court for the District of Connecticut. The complaint alleges that a purported class of the Company's customers were harmed by alleged "flaws" in the computerized system used to close out (i.e., liquidate) positions in customer brokerage accounts that have margin deficiencies. The complaint seeks, among other things, undefined compensatory damages and declaratory and injunctive relief.

On September 28, 2016, the District Court issued an order granting the Company's motion to dismiss the complaint in its entirety, without leave to amend. On September 28, 2017, the plaintiff appealed to the United States Court of Appeals for the Second Circuit. On September 26, 2018, the Court of Appeals affirmed the dismissal of plaintiff's claims of breach of contract and commercially unreasonable liquidation but vacated and remanded back to the District Court plaintiff's claims for negligence. The Company's motion to dismiss plaintiff's subsequent second amended complaint was denied on September 30, 2019. On July 14, 2022, after obtaining leave to amend his complaint, the plaintiff filed a third amended complaint. The Company's answer and counterclaim were filed on July 26, 2022.

On August 25, 2023, the Court granted plaintiff's motion for class certification, certifying a class that consists of the Company's account holders who are U.S. residents (with some exclusions) who had positions liquidated from December 18, 2013 to the date of trial at prices outside of a "pricing corridor" defined in the Court's decision. On September 8, 2023, the Company filed a petition for permission to appeal the District Court's class certification decision to the United States Court of Appeals for the Second Circuit, which denied the

Company's petition on December 19, 2023. On December 4, 2024, plaintiff filed a motion for approval of the form and manner of notice of the lawsuit to members of the class. On December 26, 2024, the Company filed its opposition to the motion, which is currently pending before the District Court. The Company continues to believe that a purported class action is inappropriate given the great differences in portfolios, markets and many other circumstances surrounding the liquidation of any particular customer's margin-deficient account. Pursuant to a District Court scheduling order, trial is tentatively scheduled to commence in 2026. The Company and the related defendants continue to believe that the plaintiff's claims are deficient and intend to continue to defend themselves vigorously and, consistent with past practice, may pursue any potential claims for counsel fees and expenses incurred in defending the case.

Regulatory Matters

The Company has identified a number of issues dating back to 2016 related to the Company's compliance with sanctions regulations, predominantly concerning the facilitation of transactions in countries or by entities sanctioned by the Office of Foreign Assets Control ("OFAC") of the United States Department of the Treasury. The Company has made voluntary self-disclosures to OFAC, has received additional inquiries from OFAC related to the Company's sanctions compliance program, and is cooperating with the investigation. The Company cannot currently predict when OFAC's investigation will conclude or the exact amount of any potential civil money penalty. The Company believes that, in addition to its voluntary self-disclosures and continued cooperation with OFAC, the significant investment in and improvements to the Company's Anti-Money Laundering and Sanctions programs over the past five years will be considered as mitigating factors with respect to the matter, and that any monetary fines or restrictions will not be material to the Company's financial condition.

Guarantees

The Company provides guarantees to securities and commodities clearing houses and exchanges which meet the accounting definition of a guarantee under FASB ASC Topic 460, "Guarantees." Under standard membership agreements, clearing house and exchange members are required to guarantee collectively the performance of other members. Under the agreements, if a member becomes unable to satisfy its obligations, other members would be required to meet shortfalls. In the opinion of management, the Company's liability under these arrangements is not quantifiable and could exceed the cash and securities they have posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried in the statement of financial condition for these arrangements.

In connection with its retail brokerage business, the Company performs securities and commodities execution, clearance and settlement on behalf of its customers for whom it commits to settle trades submitted by such customers with the respective clearing houses. If a customer fails to fulfill its settlement obligations, the Company must fulfill those settlement obligations. No contingent liability is carried on the statement of financial condition for such customer obligations.

Other Commitments

Certain clearing houses, clearing banks and firms used by the Company are given a security interest in certain assets of the Company held by those clearing organizations. These assets may be applied to satisfy the obligations of the Company to the respective clearing organizations.

11. Segregation of Funds and Reserve Requirements

As a result of customer activities, the Company is obligated by rules mandated by its primary regulators, the SEC and the CFTC, to segregate or set aside cash or qualified securities to satisfy such rules which have been promulgated to protect customer assets. In addition, the Company is a member of various clearing organizations at which cash or securities are deposited as required to conduct of day-to-day clearance activities.

In accordance with the Customer Protection Rule, the Company is required to maintain separate bank accounts for the exclusive benefit of customers. At December 31, 2024, the Company held cash of $351 million and securities purchased under agreements to resell with a carrying value of $21.2 billion to satisfy this requirement.

During the period ended December 31, 2024, the Company performed the computations for the assets in the proprietary accounts of brokers (commonly referred to as "PAB") in accordance with the customer reserve computation set forth under the Customer Protection Rule. At December 31, 2024, the Company held securities purchased under agreements to resell with a carrying value of $125 million to satisfy this requirement.

In accordance with the Commodity Exchange Act, the Company is required to segregate all monies, securities and property received to margin and to guarantee or secure the trades or contracts of customers in regulated commodities. At December 31, 2024, the Company had cash and securities of $7.9 billion; receivables from brokers, dealers and clearing organizations of $52 million; and commodities option contracts with net short market values of $64 million segregated to satisfy this requirement. At December 31, 2024, the net market values of long and short commodity option contracts were included in payables to brokers, dealers and clearing organizations.

In accordance with CFTC Regulation 30.7, the Company is required to segregate all monies, securities and property received to margin and to guarantee or secure the trades or contracts of foreign boards of trade. At December 31, 2024, the Company had cash and securities in the amount of $502 million and receivables from brokers, dealers and clearing organizations of $244 million segregated to satisfy this requirement.

In accordance with Regulation 4(d)f under the Commodity Exchange Act, the Company is required to segregate all monies, securities and property received to margin and to guarantee or secure the trades or contracts of customers in cleared swaps. At December 31, 2024, the Company had receivables from brokers, dealers and clearing organizations of $21 million and cleared swaps options contracts with a market value of $198 million segregated to satisfy this requirement.

In accordance with NFA Financial Requirements Section 14, the Company is required to hold amounts, equal to or in excess of its retail forex obligation, at one or more qualifying institutions in the U.S. or money center countries (as defined in CFTC Regulation 1.49). NFA authorized the Company to utilize its daily securities reserve computations performed in accordance with the Customer Protection Rule to satisfy this requirement.

12. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires it to maintain minimum net capital, as defined, equal to the greater of $250 thousand or 2% of aggregate debit balances arising from customer transactions, as defined. The Company is also subject to the CFTC's minimum financial requirements (Regulation 1.17), which require it to maintain minimum net capital, as defined, equal to the greater of (a) $20 million plus 5% of total retail forex obligations in excess of $10 million, or (b) 8% of the total commodities risk margin requirement for all positions carried in customer and non-customer accounts. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 5% of aggregate debit balances arising from customer transactions. At December 31, 2024, the Company had net capital of $9.5 billion, which was $8.2 billion in excess of the required net capital of $1.3 billion.

13. Segment Reporting

Segment reporting

The Company operates as a single operating and reportable segment. The Company's chief operating decision maker ("CODM") assesses performance and allocates resources based on net income as reported on the statement of income. The Company's CODM is its Chief Executive Officer.

The Company provides execution, clearing and settlement of trades globally for hedge and mutual funds, ETFs, registered investment advisors, proprietary trading groups, introducing brokers and individual investors. The Company derives revenue from customers by routing orders and executing and processing trades in stocks, options, futures, foreign exchange instruments ("forex"), bonds, mutual funds, ETFs, precious metals, and forecast contracts, and by offering custody, prime brokerage, and securities and margin lending services to customers. In addition, the Company's customers can use its trading platform to trade certain cryptocurrencies through third-party cryptocurrency service providers that execute, clear and custody the cryptocurrencies.

Since the Company operates as a single segment, there are no reconciling items between segment and the amounts reported in this statement of financial condition, including total assets and segment assets. The accounting policies for the Company's single segment are the same as those described in the summary of significant accounting policies in Note 2.

Geographic information

The Company operates its business in the U.S. and internationally.

14. Related Party Transactions

The Company's related party transactions are mainly conducted with its parent, IBG LLC, IBKR Securities Services LLC (formerly, Timber Hill LLC), Interactive Brokers Corp., Interactive Brokers Canada Inc., Interactive Brokers (U.K.) Limited, Covestor, Inc. and its subsidiary, Covestor Limited, Interactive Brokers Ireland Limited, IBKR Financial Services AG and its subsidiary, Global Financial Information Services GmbH, Interactive Brokers Hong Kong Limited, IB Business Services (Shanghai) Company Ltd., Interactive Brokers Securities Japan, Inc., Interactive Brokers Singapore Pte. Ltd., and Interactive Brokers Australia Pty Limited.

In the normal course of business, the Company enters into securities transactions such as trade execution, securities lending, and securities purchased under agreements to resell transactions with affiliates. The Company also shares administrative, financial and technological resources with affiliates.

Included in receivables from and payables to customers in the statement of financial condition are accounts receivable from and payable to directors, officers and affiliate customer accounts.

Included in the statement of financial condition are the following amounts with related parties as of the period indicated.

	December 31, 2024
	(in millions)
Related Party Assets and Liabilities	
Assets	
Securities borrowed	$ 1,878
Receivables from customers	15,501
Receivables from brokers, dealers and clearing organizations	700
Receivables from affiliates	383
Other receivables: interest	64
Total assets with related parties	$ 18,526
Liabilities	
Securities loaned	$ 1,582
Payables to customers	12,329
Payables to brokers, dealers and clearing organizations	13
Payables to affiliates	119
Interest payable	32
Total liabilities with related parties	$ 14,075

15. Subsequent Events

As required by FASB ASC Topic 855, "Subsequent Events", the Company has evaluated subsequent events for adjustment to or disclosure in its statement of financial condition through the date the statement of financial condition was issued. On January 8, 2025, the Company distributed $50 million to its members.

Except as disclosed above and in Note 10, no other recordable or disclosable events occurred.

*****